ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2022	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

By edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Valerie J. Lithotomos

Re:	Definitive Proxy Statement for MassMutual Select Funds, MassMutual Premier Funds, and MassMutual Advantage Funds (each a “Fund” together, the “Funds”)

Dear Ms. Lithotomos:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, we are transmitting for filing today via the EDGAR system definitive proxy materials in connection with a meeting of shareholders of the Funds listed above to be held on May 25, 2022. These definitive materials are expected to be mailed to shareholders on or about April 8, 2022.

This letter also responds to your comment that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on March 17, 2022 regarding the Funds’ preliminary proxy statements filed with the Commission on March 11, 2022. For convenience of reference, I have summarized the Commission Staff’s comment before the response by the Funds.

1.	Comment: The Commission Staff observed that not all proxy cards contain all proposals. Please confirm that the shareholders to which each proposal applies will receive the relevant proxy card(s).

Response: We confirm that the proxy cards were individualized so that not all proposals appear on each card. We additionally confirm that the shareholders to which each proposal applies will receive the relevant proxy card(s).

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I believe that this letter addresses the Commission Staff’s comment. Should you have any further questions, please do not hesitate to call me at (617) 951-7109.

Very truly yours,

/s/ Yana D. Guss
Yana D. Guss

cc: Andrew Goldberg, MML Investment Advisers, LLC